ADVENTURE ENERGY, INC.
33 6th Street South, Suite 600,
St Petersburg, FL 33701

July 31, 2009

Via Edgar

United States Securities and Exchange Commission
100 F Street, N.E. Mail Stop 6010
Washington, DC 20549

Attention:           Suying Li
              Chris White

Re:                      Adventure Energy, Inc.
Item 4.01 Form 8-K
Filed July 17, 2009
File No. 333-154799

Ladies and Gentlemen:

This letter addresses the comments of the reviewing Staff of the Securities and Exchange Commission on Item 4.01 of Form 8-K filed by Adventure Energy, Inc. (the “Company”) in a letter dated July 21, 2009. This letter shall constitute a full and complete response to the Staff’s comments.

1.           Please revise your disclosure to explicitly state whether or not Drakeford and Drakeford, LLC’s audit reports on your financial statements for the fiscal year ended December 31, 2008 were qualified as to uncertainty, audit scope, or accounting principles and describe the nature of the qualification.  In this respect, your disclosure should not provide any qualifying language, such as “except as described below”.  We refer you to the guidance at Item 304(a)(1)(ii) of Regulation S-K.

Response:

The Company has revised the Form 8-K in response to the comment.

2.            Please confirm your obligation to report the engagement of new independent accountant in a current report on Form 8-K and provide the disclosures required by Item 304(a)(2) of Regulation S-K.

Response:

The Company confirms its obligation to report the engagement of new independent accountant in a current report on Form 8-K and provide the disclosures required by Item 304(a)(2) of Regulation S-K.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing adequately addresses the comments in your July 21, 2009 Letter. Should you have any question, please contact the undersigned or our securities counsel Marcelle S. Balcombe at Sichenzia Ross Friedman Ference LLP, telephone (212) 930-9700.

Very truly yours,

By:	/s/ Wayne Anderson
Wayne Anderson